Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

VIA EDGAR

October 10, 2025

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Civil Action Documents Filed with Respect to First Eagle Funds and First Eagle Investment Management, LLC, File Nos. 033-63560 and 811-7762

Dear Sir or Madam:

Enclosed for electronic filing on behalf of First Eagle Funds and First Eagle Investment Management, LLC, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of an amended complaint filed on October 2, 2025 in the Superior Court of the State of Delaware naming First Eagle Funds and First Eagle Investment Management, LLC, as defendants in a lawsuit (Marianna Dandini v. First Eagle Funds, et al., Docket No. C.A. No. N25C-05-224-KMM-CCLD).

If you have any questions regarding this filing, please call me at (212) 839-8673.

Very truly yours,

/s/ Nathan J. Greene

Nathan J. Greene

cc: David O’Connor

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.